Exhibit 3.1

AMENDMENT TO BYLAWS

OF

ANALOGIC CORPORATION

The Bylaws (“Bylaws”) of Analogic Corporation, a Massachusetts corporation (the “Company”), pursuant to Article XII thereof and Article 6(a) of the Company’s Restated Articles of Organization, be, and hereby are, amended as follows:

Article II, Section 15 of the Bylaws be, and hereby is, amended and restated in its entirety to read as follows:

“Section 15.    Nominations. Nominations for the election of Directors at an annual meeting of the stockholders may be made by the Board of Directors or a committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of Directors at the meeting. Stockholders entitled to vote in such election may nominate one or more persons for election as Directors only if written notice of such stockholder’s intent to make such nomination or nominations has been given either by personal delivery to, or by mail sent to and received by, the Clerk of the Corporation not later than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder must be so delivered and received by the later of (i) the ninetieth (90th) day prior to such annual meeting or (ii) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. Such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the persons or person to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.”

EXCEPT AS AMENDED ABOVE, the Bylaws shall remain in full force and effect.

Approved: 1/19/2017